Term sheet To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 4a-I dated November 7, 2014	Term Sheet to Product Supplement No. 4a-I Registration Statement No. 333-199966 Dated May 14, 2015; Rule 433

$ Capped Contingent Buffered Equity Notes Linked to the FTSE® China A50 Index due June 2, 2016

General

—	The notes are designed for investors who seek unleveraged exposure to any appreciation of the FTSE® China A50 Index, up to a maximum return of 16.00%, at maturity.
—

Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 25%, be willing to lose some or all of their principal amount at maturity.

—	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Index:	The FTSE® China A50 Index (Bloomberg ticker: XIN9I). For additional information about the Index, see the information set forth in Appendix A to this term sheet.
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return), subject to the Maximum Return

If the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to the Contingent Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 25%, you will lose more than 25% of your principal amount at maturity and may lose all of your principal amount at maturity.

Maximum Return:	16.00%. For example, if the Index Return is equal to or greater than 16.00%, you will receive the Maximum Return of 16.00%, which entitles you to a maximum payment at maturity of $1,160 per $1,000 principal amount note that you hold.
Contingent Buffer Amount	25%
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date	On or about May 15, 2015
Original Issue Date (Settlement Date):	On or about May 20, 2015
Ending Averaging Dates*:	May 23, 2016, May 24, 2016, May 25, 2016, May 26, 2016 and May 27, 2016
Maturity Date*:	June 2, 2016
CUSIP:	48125URW4
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $968.60 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $958.60 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

May 14, 2015

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes, of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 4a-I dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

—	Prospectus supplement and prospectus, each dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Capped Contingent Buffered Equity Notes Linked to the FTSE China A50 Index	TS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 13,800 and reflects the Maximum Return of 16.00% and the Contingent Buffer Amount of 25%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
24,840.00	80.00%	16.00%
22,770.00	65.00%	16.00%
20,700.00	50.00%	16.00%
19,320.00	40.00%	16.00%
17,940.00	30.00%	16.00%
16,560.00	20.00%	16.00%
16,008.00	16.00%	16.00%
15,870.00	15.00%	15.00%
15,180.00	10.00%	10.00%
14,490.00	5.00%	5.00%
14,145.00	2.50%	2.50%
13,800.00	0.00%	0.00%
13,455.00	-2.50%	0.00%
13,110.00	-5.00%	0.00%
12,420.00	-10.00%	0.00%
11,730.00	-15.00%	0.00%
11,040.00	-20.00%	0.00%
10,350.00	-25.00%	0.00%
10,348.62	-25.01%	-25.01%
9,660.00	-30.00%	-30.00%
8,280.00	-40.00%	-40.00%
6,900.00	-50.00%	-50.00%
5,520.00	-60.00%	-60.00%
4,140.00	-70.00%	-70.00%
2,760.00	-80.00%	-80.00%
1,380.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Capped Contingent Buffered Equity Notes Linked to the FTSE China A50 Index	TS-2

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 13,800 to an Ending Index Level of 14,490.

Because the Ending Index Level of 14,490 is greater than the Initial Index Level of 13,800 and the Index Return of 5% does not exceed the Maximum Return of 16.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 13,800 to an Ending Index Level of 10,350.

Although the Index Return is negative, because the Ending Index Level of 10,350 is less than the Initial Index Level of 13,800 by up to the Contingent Buffer Amount of 25%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 13,800 to an Ending Index Level of 16,560.

Because the Ending Index Level of 16,560 is greater than the Initial Index Level of 13,800 and the Index Return of 20% exceeds the Maximum Return of 16.00%, the investor receives a payment at maturity of $1,160 per $1,000 principal amount note, the maximum payment at maturity.

Example 4: The level of the Index decreases from the Initial Index Level of 13,800 to an Ending Index Level of 6,900.

Because the Ending Index Level of 6,900 is less than the Initial Index Level of 13,800 by more than the Contingent Buffer Amount of 25% and the Index Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Capped Contingent Buffered Equity Notes Linked to the FTSE China A50 Index	TS-3

Selected Purchase Considerations

—

CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn a capped, unleveraged return equal to a positive Index Return, up to the Maximum Return of 16.00%. Accordingly, the maximum payment at maturity is $1,160 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

—

LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to the Contingent Buffer Amount of 25%. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 25% of your principal amount at maturity and may lose all of your principal amount at maturity.

—

RETURN LINKED TO THE FTSE® CHINA A50 INDEX — The return on the notes is linked to the performance of the FTSE® China A50 Index. The FTSE® China A50 Index is an index composed of the 50 largest A share companies by full market capitalization and is designed to represent the performance of the mainland Chinese market that is available to A share investors and international investors via the Qualified Foreign Institutional Investor (“QFII”) scheme. “A shares” are securities of companies incorporated in mainland China that trade on either the Shanghai Stock Exchange or the Shenzhen Stock Exchange. For additional information about the Index, see the information set forth in Appendix A of this term sheet.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the notes, if they are recharacterized as debt instruments. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I.

—

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 25%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Accordingly, under these circumstances, you will lose more than 25% of your principal amount at maturity and may lose all of your principal amount at maturity.

—

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 16.00%, regardless of the appreciation in the Index, which may be significant.

JPMorgan Structured Investments — Capped Contingent Buffered Equity Notes Linked to the FTSE China A50 Index	TS-4

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

—

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.

—

THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index.

—

JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

—

JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

—

JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments — Capped Contingent Buffered Equity Notes Linked to the FTSE China A50 Index	TS-5

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

—

SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility of the Index;
—	the time to maturity of the notes;
—	the dividend rates on the equity securities included in the Index;
—	interest and yield rates in the market generally;
—

the exchange rates and the volatility of the exchange rates between the U.S. dollar and each of the currencies in which the equity securities included in the Index trade and the correlation among those rates and the level of the Index; and

—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.

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NON-U.S. SECURITIES RISK — All of the equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC.

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EMERGING MARKETS RISK — The equity securities included in the Index have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

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NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.

JPMorgan Structured Investments — Capped Contingent Buffered Equity Notes Linked to the FTSE China A50 Index	TS-6

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 8, 2010 through May 8, 2015. The closing level of the Index on May 11, 2015 was 13,772.53.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or any Ending Averaging Date. We cannot give you assurance that the performance of the Index will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit

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in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and Appendix A in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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APPENDIX A

Background on the FTSE® China A50 Index

We have obtained all information contained in this term sheet regarding the FTSE® China A50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent investigation. This information reflects the policies of, and is subject to change by, FTSE International Limited (“FTSE®”). FTSE® has no obligation to continue to publish, and may discontinue publication of, the FTSE® China A50 Index.

The FTSE® China A50 Index is a stock index calculated, published and disseminated by FTSE®, and is designed to represent the performance of the mainland Chinese market that is available to A share investors and international investors via the Qualified Foreign Institutional Investor (“QFII”) scheme. The FTSE® China A50 Index is published on an intra-second streaming basis. The FTSE® China A50 Index is quoted in Renminbi (“CNY”) and currently is based on the 50 largest A share companies by full market capitalization. “A shares” are securities of companies incorporated in mainland China that trade on either the Shanghai Stock Exchange (“SSE”) or the Shenzhen Stock Exchange (“SZSE”). “A shares are quoted and traded in CNY and are available only to Chinese or international investors under the Qualified Foreign Institutional Investor (QFII) Regulations.

The FTSE® China A50 Index is reported by Bloomberg L.P. under the ticker symbol “XIN9I.”

Management Responsibilities

FTSE® is responsible for the daily operation of the FTSE® China A Index Series. FTSE® will maintain records of the market capitalization of all constituents, and will make changes to the constituents and their weightings in accordance with the published ground rules of the FTSE® China A50 Index (the “Ground Rules”). FTSE® will also carry out the periodic reviews of the FTSE® China A Index Series and implement the resulting constituent changes as required by the Ground Rules.

Eligible Securities

All China A share classes of equity in issue are eligible for inclusion in the FTSE® China A50 Index.

Free Float

The entire quoted equity capital of a constituent company is included in the calculation of its market capitalization, subject to certain free float restrictions. In order to calculate the free float of a company, its total A shares will need to be derived. This is calculated by taking the entire quoted equity capital of a company and excluding its B and H shares, or by using the following formula:

Non-Tradable A Shares*

Total A Shares	=	Tradable A Shares	+	+

*if applicable				Non-negotiable Shares*

In order to calculate the free float of a company, FTSE® will screen all publically available shareholder information, regardless of the size of holding, and identify them as either restricted or unrestricted holdings.

Under the free float methodology, FTSE® excludes from free floating shares:

—	Shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments).

—	Shares held by Sovereign Wealth Funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%.

—	Shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated.

—	Shares held within employee share plans.

—	Shares held by public companies or by non-listed subsidiaries of public companies.

—

Shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%.

—	All shares where the holder is subject to a lock-in clause (for the duration of that clause).*

—	Shares held for publicly announced strategic reasons, including shares held by several holders acting in concert.

—	Shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

—	Shares that are non-negotiable which are held by companies who have not converted following the A share reform.

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—	Non-tradable A Shares subject to a lock=in (until the lock-in expires and the shares are freely tradable on the exchange).

*Free Float changes resulting from the expiry of a lock-in will be implemented at the next quarterly review subsequent to there being a minimum of 20 business days between the lock-in expiry date and the Tuesday before the first Friday of the review month. If the previously locked-in shares are sold by way of a corporate event (such as a secondary offering), any change to the free float will be applied T+5 following completion and therefore will not be subject to the minimum 20 business day rule.

For clarity, holdings not considered as restricted free float include:

—	Portfolio holdings (such as pension and insurance funds)**

—	Nominee holdings (unless they represent restricted free float as described above)

—	Holdings by investment companies**

—	ETFs

**Where any single portfolio holding is 30% or greater, it will be regarded as strategic and therefore restricted. The shares will remain restricted until the holding falls below 27%.

Liquidity

Securities must be sufficiently liquid to be traded. The following criteria are used to ensure that illiquid securities are excluded:

Price. There must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company.

Size. All eligible companies will be included in the FTSE® China A50 Index. FTSE® Asia will determine which companies are included on an annual basis at its meeting held in March. The largest eligible companies ranked by full market capitalization, i.e., before the application of any investability weightings, comprising 98% of all companies will be eligible for inclusion in the FTSE® China A50 Index.

Liquidity. Each security in the FTSE® China A50 Index is tested for liquidity on an annual basis in March by calculation of its median daily trading per month***. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trade. Any period of suspension will not be included in the test. The liquidity test will be applied on a pro-rata basis where the testing period is less than 12 months.

***When calculating the median of daily trades per month of any security, a minimum of 5 trading days in each month must exist, otherwise the month will be excluded from the test.

—

A non-constituent which does not turnover at least 0.05% of their shares in issue (after the application of any free float weightings) based on their median daily trade per month in ten of the twelve months prior to a full market review by FTSE®, will not be eligible for inclusion in the FTSE® China A All-Share Index.

—

An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed from the FTSE® China A50 Index.

—

New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in each month since their listing. This rule will not apply to new issues added under the Fast Entry Rule, as mandated by the FTSE® Asia Pacific Regional Committee.

Adjustments. At the sole discretion of the FTSE® Asia Pacific Regional Advisory Committee, the above percentage figures may be adjusted by up to 0.01% at the March review so that, in the FTSE® Asia Pacific Regional Committee’s opinion, the FTSE® China A50 Index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

Annual Review. At the annual review, newly listed companies added to the FTSE® China A50 Index at a quarterly review will have their liquidity assessed on a pro-rata basis.

New Issues. New issues, which do not qualify as early entrants as defined by FTSE®, will become eligible for inclusion at the next quarterly review of the constituents, providing they have, since the commencement of official non-conditional trading, a minimum trading record of at least 3 trading months prior to the date of the review and turnover, as defined by the FTSE® Asia Pacific Regional Advisory Committee. The inclusion of early entries will not require a minimum trading record.

Computation of the Index

The FTSE® China A50 Index is calculated using the free float index calculation methodology of FTSE®. The index is calculated using the following algorithm:

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where i is 1,2, …, N, N is the number of securities in the index, p1 is the latest trade price of the component security, e1 is the exchange rate required to convert the security’s currency into the index’s base currency, s1 is the number of shares of the security in issue used by FTSE® for the security, f1 is the Investability Weighting Factor to be applied to a security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents 100% free float, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The FTSE® China A50 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations.

Free Float Weighting

Free float restrictions will be calculated using available published information. For Equity Shares of companies which have been admitted to the Index that have a free float greater than 3%, the actual free float will be rounded up to the next highest whole percentage number. Companies with a free float of 3% or below are not eligible for inclusion in the Index.

Following the application of an initial free float restriction, a constituent’s free float will only be changed if its rounded free float moves to more than 3 percentage points above or below the existing rounded free float. Where a company’s actual free float moves to above 99%, it will not be subject to the 3 percentage points threshold and will be rounded to 100%.

A constituent with a free float of 15% or below will not be subject to the 3 percentage points threshold.

Companies that have a free float of 15% or less are treated as follows:

Treatment of Companies with a Free Float of 15% or Less
Company	Free Float Thresholds	Market Size Requirement

New index entrant	Free float greater than 3% but equal or less 15%	Eligible for inclusion in the FTSE® China A50 Index if its full market capitalization is greater than CNY 17 billion.

Existing index constituent	Free float greater than 3% but equal or less 15%	Eligible for inclusion in the FTSE® China A50 Index if its full market capitalization is greater than CNY 10 billion.

Existing index constituent	Free float less than or equal to 3% are excluded	N/A

As the holdings of each shareholder can impact the free float, care is taken to ensure all the public available holdings are screened and then categorized as either restricted or unrestricted free float. The investability factor of these constituents is set to their actual free float, rounded up to the next highest whole percentage number. Companies will also have to pass other eligibility criteria, as stipulated by FTSE®.

Where a company’s shares are issued partly, or nil, paid and the call dates are already determined and known, the market price will, for the purposes of calculating its market capitalization, be adjusted so as to include all such calls (i.e., the fully paid price). Convertible preference shares and loan stocks are excluded until converted. Companies whose business is that of holding equity and other investments (i.e., investment trusts), which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments (8985) and Non-equity investment instruments, which are assumed by the industry Classification Benchmark as Subsector non-equity investment instruments (8995) will not be eligible for inclusion. Securities designated “Special Treatment” by FTSE® are not eligible for inclusion in the FTSE® China A50 Index. If a constituent is designated as “Special Treatment” by the exchange, it will normally be deleted from the index in line with the next quarterly review.

FTSE® defines “foreign headroom” as the percentage of shares available to foreign investors as a proportion of the underlying investability weight to foreign investors. Where the headroom of an existing constituent falls below 10%, its investability weight will be equal to the lesser of the foreign ownership limit and the free float. The adjustment will be carried out in four steps, i.e. the next four consecutive quarterly reviews, in equal proportion. The reduction will not be reversed in the case that the foreign headroom rises above 10% eventually. If the free float decreases to a level lower than the investability weight during the transition period, the free float change will be reflected in the next review. If the free float increases during the transition period, the investability weight will be kept at its existing level.

Where the foreign headroom of the existing constituent falls below 10% at or after the fourth review, its investability weight will be reduced by 10% at the same quarterly review. The investability weight will continue to be reduced at subsequent quarterly

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reviews in increments of 10% until the headroom level increases above 10%. Should the investability weight fall to 15% or below under this process the company will be subject to treatment discussed above for Companies that have a free float of 15% or less. The investability weight of an existing constituent which has been subject to headroom adjustments will have its most recent 10% adjustment reversed at quarterly reviews subject to the condition that either the company’s foreign ownership is no longer flagged by the stock exchanges or when the headroom remaining rises to above 20.00%. The adjustment will continue until its investability weight reaches the investability weight for foreign investors.

Foreign headroom will be reviewed on a quarterly basis coinciding with the regular index reviews.

Periodic Review of Constituents

Review Dates. The quarterly review of the FTSE® China A50 Index takes place in March, June, September and December. The constituents will be reviewed using data from the close of business on the next working day following the third Friday in February, May, August and November. Any constituent changes will be implemented after the close of business on the third Friday of March, June, September and December.

Rules for Addition and Deletion at the Quarterly and Annual Review. The rules for inserting and deleting companies at the quarterly and annual reviews are designed to provide stability in the selection of constituents of the FTSE® China A50 Index while ensuring that the FTSE® China A50 Index continues to be representative of the relevant market by including or excluding those companies which have risen or fallen significantly. In determining the full market capitalization of a company, all share classes are included, while only A shares are included in the index weighting.

A security will be inserted at the periodic review if it rises to or above the 40th position for the FTSE® China A50 Index when the eligible securities for the FTSE® China A50 Index are ranked by market capitalization. A security will be deleted at the periodic review if it falls to or below the 61st position for the FTSE® China A50 Index when the eligible securities for the FTSE® China A50 Index are ranked by market capitalization.

A constant number of constituents will be maintained for the FTSE® China A50 Index. Where a greater number of companies qualify to be inserted in the FTSE® China A50 Index than those qualifying to be deleted, the lowest ranking constituents presently included in the FTSE® China A50 Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the FTSE® China A50 Index will be inserted to match the number of companies being deleted at the periodic review.

Reserve Lists. FTSE® is responsible for publishing the five highest ranking securities that are not constituents of the FTSE® China A50 Index at the time of each quarterly review. This Reserve List will be used in the event that one or more constituents is deleted from the FTSE® China A50 Index during the period up to the next quarterly review.

In the event that only 2 Reserve List stocks remain available for the FTSE® China A50 Index, FTSE® will publish an additional 3 Reserve List stocks for the FTSE® China A50 Index. The companies will be selected using the rankings determined at the previous quarterly review, but will be re-ranked using prices two days prior to the deletion of a constituent.

Changes to Constituent Companies

Removal and Replacement. If a constituent ceases to be an eligible constituent of the FTSE® China A50 Index, is delisted, or ceases to have a firm quotation, or is subject to a takeover or has ceased to be a viable constituent as defined by the Ground Rules, it will be removed from the list of constituents and be replaced by the highest ranking company by full market capitalization eligible in the appropriate Reserve List as at the close of the index calculation two days prior to the deletion. Where the company to be removed is a constituent of the FTSE® China A50 Index, the replacement company will be the highest ranking company on the FTSE® China A50 Index Reserve List.

The removal and replacement are effected simultaneously, before the start of the index calculation on the day following the day on which the event justifying removal was announced. Announcements made after the close of the index calculation are normally deemed to be made on the following business day. Constituents will be deleted from the index when confirmation is received that all offer conditions have been met and acceptance levels have reached a minimum of 85% and that any new shares of the bidding company (if applicable) are listed. A company deleted following a takeover, with a remaining free float of 15% or less, will not be reconsidered for index inclusion until completion of a 6 months trading record.

Mergers, Restructuring and Complex Takeovers. If the effect of a merger or takeover is that one constituent in the FTSE® China A50 Index is absorbed by another constituent, the resulting company will remain a constituent of the FTSE® China A50 Index, and a vacancy will be created. This vacancy will be filled by selecting the highest ranking security in the Reserve List as at the close of the index calculation two days prior to the deletion.

If a constituent company in the FTSE® China A50 Index is taken over by a non-constituent company, the original constituent will be removed and replaced by the company resulting from the takeover if eligible. If not eligible, the replacement will be selected by selecting the highest ranking security in the Reserve List as at the close of the index calculation two days prior to the deletion.

If a constituent company is split so as to form two or more companies, then the resulting companies will be eligible for inclusion as index constituents in the FTSE® China A50 Index based on their respective full market capitalizations (i.e., before the application

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of any investability weightings) and if they qualify in all other respects. Index constituent changes resulting from the split will be determined based on market values at close on day one of trading and applied using market values at close on day two of trading, following the split becoming effective. Consequently, the FTSE® China A50 Index may have more than 50 companies for 2 days.

New Issues. If a new issue is so large (i.e., its full market capitalization amounts to 0.5% or more of the full capitalization of the FTSE® China A All-Share Index, before the application of individual constituent investability weightings), a fast entry will normally be included as a constituent of the FTSE® China A50 Index after the close of business on the fifth day of official trading. In all cases, advance notification confirming the timing of the inclusion of the new constituent will be given accordingly. The security which is the lowest ranking constituent of the FTSE® China A50 Index will be selected for removal.

New issues of companies which do not qualify for early entry as described immediately above, but which otherwise meet the criteria for eligible securities, will be eligible for inclusion in the next quarterly review if large enough to become constituents of the FTSE® China A50 Index. A company which is relisted following suspension or is reorganized or renamed or which arises from a demerger or complex reorganization of another company which is not an existing constituent, will not be considered to be a new issue. However, an initial public offering (IPO) which arises from a demerger will be considered as a new issue.

If the FTSE® Asia Pacific Regional Committee decides to include a new issue as a constituent security other than as part of the normal periodic review procedure, this decision must be publicly announced at the earliest practicable time.

Suspension of Dealing. If a constituent is suspended, FTSE® will determine its treatment as follows: (a) If a constituent is declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted down to zero value and it will subsequently be removed from the index; (b) If there is no accompanying news when a constituent is suspended, FTSE® will normally allow it to remain in the index for up to 20 business days at its last traded price before determining whether to delete it at zero value or allow it to remain in the index; (c) If a constituent is temporarily suspended but expected to recommence trading pending a restructuring or a corporate event, for example a merger or acquisition, it may remain in the index at its last traded price for up to 20 business days; (d) If it continues to be suspended at the end of that period, it will be subject to review and a decision will be taken to either allow the constituent to remain in the index for a further period of up to 20 business days or to remove it a zero value. This procedure will be repeated at successive 20 business day intervals thereafter until either trading recommences or a decision is taken to remove it from the index; (e) If a constituent has been removed from the index and trading is subsequently restored, it will be treated as a new issue for the purposes of index eligibility. Where the company to be removed is a constituent of the FTSE® China A50 Index, the replacement company will be the highest ranking company on the FTSE® China A50 Index Reserve List.

Changes to Constituent Weightings

For the purposes of computing the FTSE® China A50 Index and to prevent a large number of insignificant weighting changes, the number of shares in issue for each constituent security is amended only when the total shares in issue held within the FTSE® China A50 Index changes by greater than 1% on a cumulative basis.

If a corporate action is applied to a constituent of the FTSE® China A50 Index which involves a change in the number of shares in issue, the change in shares will be applied simultaneously with the corporate action. Changes of shares in issue not arising from corporate actions, amounting to less than 10% of the number of shares in issue but more than 1% will be made quarterly after the close of trading on the third Friday of March, June, September and December. The cut-off for these changes will be the close of business on the third Wednesday of the month prior to the review month.

If the cumulative unapplied changes in the number of shares in issue is 10% or greater of the total shares in issue of the FTSE® China A50 Index or it represents at least USD 2 billion of a company’s total market capitalization, the change is implemented between quarters. A minimum of 4 days’ notice will be given to users of the FTSE® China A50 Index. WM/Reuters Spot Rates are used to convert the market capitalization into USD. The USD 2 billion threshold may be adjusted annually in December. All adjustments are made before the start of the index calculations on the day concerned, unless market conditions prevent this.

Changes in Free Float. The FTSE® China A50 Index will be periodically reviewed for changes in free float. These reviews will coincide with the quarterly reviews of the FTSE® China A50 Index. Implementation of any changes will happen at close of trading on the third Friday in March, June, September and December.

A constituent’s free float will also be reviewed and adjusted if necessary:

—	By identifying information which necessitates a change in free float weighting;

—	Following a corporate event; or

—	Expiry of a lock-in clause.

If a corporate event includes a corporate action which affects the FTSE® China A50 Index, any change in free float will be implemented at the same time as the corporate action.

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License Agreement with FTSE Group

An affiliate of ours intends to enter into an agreement with FTSE Group providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the FTSE® China A50 Index, which is owned and published by FTSE® Group, in connection with certain securities, including the notes.

FTSE Group and its licensors (the “Licensors”) have no relationship to our affiliate and us, other than the licensing of the FTSE® China A50 Index and the related trademarks for use in connection with the notes.

FTSE Group and its Licensors do not:

—	sponsor, endorse, sell or promote the notes;

—	recommend that any person invest in the notes or any other securities;

—	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes;

—	have any responsibility or liability for the administration, management or marketing of the notes; or

—	consider the needs of the notes or the holders of the notes in determining, composing or calculating the FTSE® China A50 Index or have any obligation to do so.

FTSE Group and its Licensors will not have any liability in connection with the notes. Specifically,

—	FTSE Group and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

—	The results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the FTSE® China A50 Index and the data included in the FTSE® China A50 Index;

—	The accuracy or completeness of the FTSE® China A50 Index and its data; or

—	The merchantability and the fitness for a particular purpose or use of the FTSE® China A50 Index and its data;

—	FTSE Group and its Licensors will have no liability for any errors, omissions or interruptions in the FTSE® China A50 Index or its data; and

—

Under no circumstances will FTSE Group or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if FTSE Group or its Licensors knows that they might occur.

The licensing agreement between our affiliate and FTSE Group is solely for their benefit and not for the benefit of the holders of the notes or any other third parties.

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